UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)


         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                               (AMENDMENT NO. __)*


                        SOUNDVIEW TECHNOLOGY GROUP, INC.
                        ________________________________
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     _______________________________________
                         (Title of Class of Securities)


                                    83611Q406
                                 ______________
                                 (CUSIP Number)


                              CHRISTOPHER V. DODDS
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                         THE CHARLES SCHWAB CORPORATION
                                120 KEARNY STREET
                         SAN FRANCISCO, CALIFORNIA 94108
                                 (415) 627-7000
              ____________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                JANUARY 12, 2004
                          _____________________________
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 11 Pages)

CUSIP No. 83611Q406               SCHEDULE 13D                      Page 2 of 11

================================================================================

    1       Name of Reporting Person

            THE CHARLES SCHWAB CORPORATION

            IRS Identification No. of Above Person
________________________________________________________________________________

    2       Check the Appropriate Box if a member of a Group            (a)  [ ]

                                                                        (b)  [ ]
________________________________________________________________________________

    3       SEC USE ONLY

________________________________________________________________________________

    4       Source of Funds                                                   WC

________________________________________________________________________________

    5       Check Box if Disclosure of Legal Proceedings is
            Required Pursuant to Items 2(d) or 2(e)                          [ ]

________________________________________________________________________________

    6       Citizenship or Place of Organization

            DELAWARE, UNITED STATES

________________________________________________________________________________

                                      7  Sole Voting Power                   -0-
           NUMBER OF
                                     ___________________________________________
            SHARES
                                      8  Shared Voting Power       19,500,771(1)
         BENEFICIALLY
                                     ___________________________________________
         OWNED BY EACH
                                      9  Sole Dispositive Power              -0-
           REPORTING
                                     ___________________________________________
          PERSON WITH
                                     10  Shared Dispositive Power  19,500,771(1)

________________________________________________________________________________

   11       Aggregate Amount Beneficially Owned by Each Reporting Person

            19,500,771(1)
________________________________________________________________________________

   12       Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares
            [ ]
________________________________________________________________________________

   13       Percent of Class Represented by Amount in Row 11

            93.7%(1)
________________________________________________________________________________

   14       Type of Reporting Person

            HC

================================================================================

(1) On January 12, 2004, Shakespeare Merger Corporation ("Shakespeare"), a wholly owned subsidiary of The Charles Schwab Corporation ("Schwab"), acquired 17,776,486 shares of common stock, par value $0.01 per share, of SoundView Technology Group, Inc. ("SoundView") at a cash purchase price of $15.50 per share, pursuant to Shakespeare's offer to purchase all of the outstanding common stock and Class B common stock of SoundView. On January 15, 2004, at the expiration of the subsequent offering period for Shakespeare's tender offer, Shakespeare had acquired 19,500,771 shares of SoundView's common stock, representing 93.7% of the shares of SoundView's common stock outstanding. Following completion of the tender offer, Shakespeare merged with and into SoundView, causing SoundView to be a direct and wholly owned subsidiary of Schwab.

CUSIP No. 83611Q406               SCHEDULE 13D                      Page 3 of 11

================================================================================

    1       Name of Reporting Person

            SHAKESPEARE MERGER CORPORATION

            IRS Identification No. of Above Person
________________________________________________________________________________

    2       Check the Appropriate Box if a member of a Group            (a)  [ ]

                                                                        (b)  [ ]
________________________________________________________________________________

    3       SEC USE ONLY

________________________________________________________________________________

    4       Source of Funds                                                   AF

________________________________________________________________________________

    5       Check Box if Disclosure of Legal Proceedings is
            Required Pursuant to Items 2(d) or 2(e)                          [ ]

________________________________________________________________________________

    6       Citizenship or Place of Organization

            DELAWARE, UNITED STATES

________________________________________________________________________________

                                      7  Sole Voting Power                   -0-
           NUMBER OF
                                     ___________________________________________
            SHARES
                                      8  Shared Voting Power       19,500,771(2)
         BENEFICIALLY
                                     ___________________________________________
         OWNED BY EACH
                                      9  Sole Dispositive Power              -0-
           REPORTING
                                     ___________________________________________
          PERSON WITH
                                     10  Shared Dispositive Power  19,500,771(2)

________________________________________________________________________________

   11       Aggregate Amount Beneficially Owned by Each Reporting Person

            19,500,771(2)
________________________________________________________________________________

   12       Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares
            [ ]
________________________________________________________________________________

   13       Percent of Class Represented by Amount in Row 11

            93.7%(2)
________________________________________________________________________________

   14       Type of Reporting Person

            CO

================================================================================

(2) On January 12, 2004, Shakespeare Merger Corporation ("Shakespeare"), a wholly owned subsidiary of The Charles Schwab Corporation ("Schwab"), acquired 17,776,486 shares of common stock, par value $0.01 per share, of SoundView Technology Group, Inc. ("SoundView") at a cash purchase price of $15.50 per share, pursuant to Shakespeare's offer to purchase all of the outstanding common stock and Class B common stock of SoundView. On January 15, 2004, at the expiration of the subsequent offering period for Shakespeare's tender offer, Shakespeare had acquired 19,500,771 shares of SoundView's common stock, representing 93.7% of the shares of SoundView's common stock outstanding. Following completion of the tender offer, Shakespeare merged with and into SoundView, causing SoundView to be a direct and wholly owned subsidiary of Schwab.

CUSIP No. 83611Q406               SCHEDULE 13D                      Page 4 of 11


ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D ("Schedule 13D") relates to the common stock, par value $0.01 per share ("Common Stock"), of SoundView Technology Group, Inc. ("SoundView"). The address of the principal executive office of SoundView is 1700 East Putnam Avenue, Old Greenwich, Connecticut 06870-1333.

ITEM 2. IDENTITY AND BACKGROUND.

The Charles Schwab Corporation ("Schwab") is incorporated in the state of Delaware. Its principal business is a financial services holding company. The address of its principal place of business and principal office is: 120 Kearny Street, San Francisco, California 94108.

Shakespeare Merger Corporation ("Shakespeare") is incorporated in the state of Delaware. It was organized as a wholly-owned subsidiary of Schwab to acquire SoundView. The address of its principal place of business and principal office is: 120 Kearny Street, San Francisco, California 94108.

Set forth in Schedule I-A to this Schedule 13D is information concerning each director, executive officer and persons owning more than ten percent of the outstanding common stock of Schwab. Set forth in Schedule I-B to this Schedule 13D is information concerning each director and executive officer of Shakespeare.

During the past five years, neither Schwab nor Shakespeare, nor to the best of their knowledge, any person named in Schedule I-A or Schedule I-B to this
Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither Schwab nor Shakespeare, nor to the best of their knowledge, any person named in
Schedule I-A or Schedule I-B to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On November 18, 2003, Schwab, Shakespeare and SoundView entered into an Agreement and Plan of Merger, under which Shakespeare, a wholly owned subsidiary of Schwab, agreed to acquire all of the outstanding shares of SoundView Common Stock through a cash tender offer of $15.50 per share. Shakespeare obtained the funds needed to acquire the shares of SoundView Common Stock pursuant to Shakespeare's tender offer (as described in Item 4 below) through capital contributions made by Schwab, which Schwab funded from cash on hand and cash equivalents.

ITEM 4. PURPOSE OF TRANSACTION.

This Schedule 13D is being filed by Schwab and Shakespeare and relates to the acquisition by Shakespeare, a wholly owned subsidiary of Schwab, of all of the outstanding SoundView common stock in a two-step transaction comprised of a cash tender offer for all of the issued and outstanding shares of SoundView Common Stock and Class B common stock, followed by a merger of Shakespeare with and into SoundView (the "Merger"), pursuant to the Agreement and Plan of Merger among Schwab, Shakespeare and SoundView, dated as of November 18, 2003 (the "Merger Agreement").

CUSIP No. 83611Q406               SCHEDULE 13D                      Page 5 of 11


On December 3, 2003, Shakespeare commenced the cash tender offer for all of the outstanding shares of SoundView Common Stock and Class B common stock at a price of $15.50 per share. On January 9, 2004, the initial offering period of Shakespeare's tender offer expired. On January 12, 2004, Shakespeare accepted for payment 17,776,486 shares of SoundView Common Stock, representing approximately 85.4% of the shares of SoundView Common Stock outstanding. On January 12, 2004, Shakespeare also commenced a subsequent offering period for all remaining untendered shares of SoundView Common Stock and Class B common stock. On January 15, 2004, the subsequent offering period expired. As of the expiration of the subsequent offering period, Shakespeare had acquired an aggregate of 19,500,771 shares of SoundView Common Stock, representing approximately 93.7% of the shares of SoundView Common Stock outstanding.

Under the terms of the Merger Agreement, following completion of the subsequent offering period on January 15, 2004, Shakespeare merged with and into SoundView. At the effective time of the Merger, all shares of SoundView Common Stock and Class B common stock outstanding, other than shares of SoundView Common Stock and Class B common stock for which holders perfect their appraisal rights under Delaware law, were converted into the right to receive $15.50 in cash from Shakespeare.

Pursuant to the Merger Agreement, on January 12, 2004, all but three members of SoundView's Board of Directors (such three members, the "Continuing Directors") resigned from the Board of Directors. The remaining directors of SoundView's Board of Directors elected five new directors designated by Schwab to fill the vacancies created by the resignations of the members of SoundView's Board of Directors. On January 15, 2004, following the Merger, two of the Continuing Directors resigned from the Board of Directors.

At the effective time of the Merger, SoundView became a wholly owned subsidiary of Schwab. Each outstanding share of SoundView Common Stock held of record by stockholders (other than Shakespeare and other than stockholders that perfect their appraisal rights under Delaware law), have been converted into the right to receive from Shakespeare the sum of $15.50 in cash for each such share of SoundView Common Stock owned upon surrender by a former stockholder of the certificate or certificates formerly representing ownership of such former stockholder's SoundView Common Stock, each outstanding share of SoundView Common Stock owned of record by Shakespeare ceased to be outstanding, without any payment being made for such shares, and each share of SoundView Common Stock (all of which was held by Schwab) has been converted into 25,000 shares of SoundView common stock, par value $0.01 per share.

As of the close of business on January 15, 2004, SoundView Common Stock ceased to be quoted on any quotation system or exchange. On January 16, 2004, prior to opening of trading on the Nasdaq National Market, SoundView filed a Form 15 with the United States Securities and Exchange Commission, terminating the registration of its Common Stock pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

5(a) Immediately prior to the Merger, Schwab and its wholly owned subsidiary, Shakespeare, were deemed to be the beneficial owners of 19,500,771 shares of SoundView Common Stock, as follows: On January 12, 2004, Shakespeare acquired 17,776,486 shares of SoundView Common Stock at a cash purchase price of $15.50 per share, pursuant to Shakespeare's offer to purchase all of the outstanding SoundView Common Stock and Class B common stock. On January 15, 2004, at the expiration of the subsequent offering period for Shakespeare's tender offer, Shakespeare had acquired 19,500,771 shares of SoundView's common stock, representing 93.7% of the shares of SoundView's common stock outstanding. Following completion of the tender offer,

CUSIP No. 83611Q406               SCHEDULE 13D                      Page 6 of 11


        Shakespeare merged with and into SoundView, causing SoundView to be a direct and wholly owned subsidiary of Schwab.

5(b) Subject to the information described in Item 4 and 5(a) above, the number of shares as to which Schwab and Shakespeare have:

        (i)      Sole power to vote or direct the vote: 0

        (ii)     Shared power to vote or to direct the vote: 19,500,771

        (iii)    Sole power to dispose or to direct the disposition: 0

        (iv)     Shared power to vote or to direct the disposition: 19,500,771

5(c) Other than the transactions described in Item 4 above, during the past 60 days, neither Schwab nor Shakespeare effected any transactions in SoundView's securities.

5(d)    None.

5(e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

AGREEMENT AND PLAN OF MERGER AMONG SCHWAB, SHAKESPEARE AND SOUNDVIEW: On November 18, 2003, Schwab, Shakespeare and SoundView entered into an Agreement and Plan of Merger, under which Shakespeare agreed to acquire all of the outstanding shares of SoundView Common Stock through a cash tender offer of $15.50 per share.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.       DESCRIPTION

   2.1 Agreement and Plan of Merger, dated as of November 18, 2003, by and among The Charles Schwab Corporation, Shakespeare Merger Corporation and SoundView Technology Group, Inc. (incorporated by reference to Exhibit (d)(1) of the Schedule TO filed by The Charles Schwab Corporation on December 3,
                  2003)

   99.1 Joint Filing Agreement by and between The Charles Schwab Corporation and Shakespeare Merger Corporation, dated January 15, 2004

CUSIP No. 83611Q406               SCHEDULE 13D                      Page 7 of 11


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 22, 2004


                                             THE CHARLES SCHWAB CORPORATION


                                             /s/ CHRISTOPHER V. DODDS
                                             ______________________________
                                             Christopher V. Dodds
                                             Executive Vice President
                                             and Chief Financial Officer